Issuer Free Writing Prospectus Filed pursuant to Rule 433(d) Registration No. 333-194685-01 January 12, 2016

American Airlines, Inc. Series 2016-1 EETC Investor Presentation January 2016

Cautionary Statement Regarding Forward-Looking Statements and Information

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “if current trends continue,” “optimistic,” “forecast” and other similar words. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving American Airlines Group Inc. (formerly named AMR Corporation) (the “Company”) and US Airways Group, Inc., including future financial and operating results, plans, objectives, expectations and intentions, and other statements that are not historical facts, such as, without limitation, statements that discuss the possible future effects of current known trends or uncertainties, or which indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed or assured. These forward-looking statements are based on the current objectives, beliefs and expectations of the Company, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: significant operating losses in the future; downturns in economic conditions that adversely affect the Company’s business; the impact of continued periods of high volatility in fuel costs, increased fuel prices and significant disruptions in the supply of aircraft fuel; competitive practices in the industry, including the impact of low cost carriers, airline alliances and industry consolidation; the challenges and costs of integrating operations and realizing anticipated synergies and other benefits of the merger transaction with US Airways Group, Inc.; the Company’s substantial indebtedness and other obligations and the effect they could have on the Company’s business and liquidity; an inability to obtain sufficient financing or other capital to operate successfully and in accordance with the Company’s current business plan; increased costs of financing, a reduction in the availability of financing and fluctuations in interest rates; the effect the Company’s high level of fixed obligations may have on its ability to fund general corporate requirements, obtain additional financing and respond to competitive developments and adverse economic and industry conditions; the Company’s significant pension and other post-employment benefit funding obligations; the impact of any failure to comply with the covenants contained in financing arrangements; provisions in credit card processing and other commercial agreements that may materially reduce the Company’s liquidity; the limitations of the Company’s historical consolidated financial information, which is not directly comparable to its financial information for prior or future periods; the impact of union disputes, employee strikes and other labor-related disruptions; any inability to maintain labor costs at competitive levels; interruptions or disruptions in service at one or more of the Company’s hub airports; any inability to obtain and maintain adequate facilities, infrastructure and slots to operate the Company’s flight schedule and expand or change its route network; the Company’s reliance on third-party regional operators or third-party service providers that have the ability to affect the Company’s revenue and the public’s perception about its services; any inability to effectively manage the costs, rights and functionality of third-party distribution channels on which the Company relies; extensive government regulation, which may result in increases in the Company’s costs, disruptions to the Company’s operations, limits on the Company’s operating flexibility, reductions in the demand for air travel, and competitive disadvantages; the impact of the heavy taxation to which the airline industry is subject; changes to the Company’s business model that may not successfully increase revenues and may cause operational difficulties or decreased demand; the loss of key personnel or inability to attract and retain additional qualified personnel; the impact of conflicts overseas, terrorist attacks and ongoing security concerns; the global scope of the Company’s business and any associated economic and political instability or adverse effects of events, circumstances or government actions beyond its control, including the impact of foreign currency exchange rate fluctuations and limitations on the repatriation of cash held in foreign countries; the impact of environmental regulation; the Company’s reliance on technology and automated systems and the impact of any failure of these technologies or systems; challenges in integrating the Company’s computer, communications and other technology systems; costs of ongoing data security compliance requirements and the impact of any significant data security breach; losses and adverse publicity stemming from any accident involving any of the Company’s aircraft or the aircraft of its regional or codeshare operators; delays in scheduled aircraft deliveries, or other loss of anticipated fleet capacity, and failure of new aircraft to perform as expected; the Company’s dependence on a limited number of suppliers for aircraft, aircraft engines and parts; the impact of changing economic and other conditions beyond the Company’s control, including global events that affect travel behavior such as an outbreak of a contagious disease, and volatility and fluctuations in the Company’s results of operations due to seasonality; the effect of a higher than normal number of pilot retirements and a potential shortage of pilots; the impact of possible future increases in insurance costs or reductions in available insurance coverage; the effect of several lawsuits that were filed in connection with the merger transaction with US Airways Group, Inc. and remain pending; an inability to use net operating losses (“NOLs”) carried over from prior taxable years (“NOL Carryforwards”); any impairment in the amount of goodwill the Company recorded as a result of the application of the acquisition method of accounting and an inability to realize the full value of the Company’s and American Airlines’ respective intangible or long-lived assets and any material impairment charges that would be recorded as a result; price volatility of the Company’s common stock; delay or prevention of stockholders’ ability to change the composition of the Company’s board of directors and the effect this may have on takeover attempts that some of the Company’s stockholders might consider beneficial; the effect of provisions of the Company’s Certificate of Incorporation and Bylaws that limit ownership and voting of its equity interests, including its common stock; the effects of the Company’s capital deployment program and the limitation, suspension or discontinuation of the Company’s share repurchase program or dividend payments thereunder; the effect of limitations in the Company’s Certificate of Incorporation on acquisitions and dispositions of its common stock designed to protect its NOL Carryforwards and certain other tax attributes, which may limit the liquidity of its common stock; and other economic, business, competitive, and/or regulatory factors affecting the Company’s business, including those set forth in the Company’s quarterly report on Form 10-Q for the period ended September 30, 2014 (especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections) and other risks and uncertainties listed from time to time in the Company’s filings with the SEC. There may be other factors of which the Company is not currently aware that may affect matters discussed in the forward-looking statements and may also cause actual results to differ materially from those discussed. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. The Company does not assume any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

This Investor Presentation highlights basic information about the issuer and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 866-471-2526. 3

2016-1 EETC Offering

American 2016-1 EETC 5 American Airlines, Inc. (“American”) intends to issue $822,953,000 in aggregate face amount of Pass Through Certificates, Series 2016-1 (“American 2016-1”), in three classes, as follows: Class AA: $447,631,000 Class A: $200,859,000 Class B: $174,463,000 The proceeds from the offering will be used by American to finance 18 aircraft currently owned by American: Nine (9) Airbus 321-200 aircraft delivered from September 2014 to June 2015 Six (6) Boeing 737-800 aircraft delivered from September 2015 to December 2015 One (1) Boeing 777-300ER aircraft delivered in October 2015 Two (2) Boeing 787-8 aircraft delivered in April 2015 and September 2015 The collateral for this transaction represents a broad cross-section of American’s newest, most efficient, and strategically core aircraft to the current and the future fleet Joint Structuring Agents and Lead Bookrunners: Goldman, Sachs & Co. and Citigroup Active Bookrunners: Morgan Stanley, Credit Suisse and Deutsche Bank Securities Liquidity Facility Provider for Class AA, Class A and Class B Certificates: KfW IPEX-Bank GmbH

2016-1 EETC Structural Summary

	Class AA	Class A	Class B
Face Amount	$447,631,000	$200,859,000	$174,463,000
Expected Ratings (Moody's / S&P)	Aa3 / AA	A2 / A	Baa3 / BBB
Initial LTV / Maximum LTV[1]	39.0% / 39.5%	56.5% / 57.2%	71.7% / 72.6%
Weighted Average Life	9.0 years	9.0 years	5.6 years
Regular Distribution Dates	January 15 and July 15	January 15 and July 15	January 15 and July 15
Final Expected Distribution Date[2]	January 15, 2028	January 15, 2028	January 15, 2024
Final Legal Distribution Date[3]	July 15, 2029	July 15, 2029	July 15, 2025
Section 1110 Protection	Yes	Yes	Yes
Liquidity Facility	3 semiannual interest payments		

[1] Initial Loan to Value ratio ("LTV") calculated as of Issuance Date. Maximum LTV ratio calculated as of first regular distribution date.
[2] Each series of Equipment Notes will mature on the Final Expected Distribution Date for the related class of Certificates.
[3] The Final Legal Distribution Date for each of the Class AA Certificates, Class A Certificates, and Class B Certificates is the date that is 18 months after the Final Expected Distribution Date for that class of Certificates, which represents the period corresponding to the applicable Liquidity Facility coverage of three successive semiannual interest payments.

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American 2016-1 is structured similar to recent precedents Three Classes of Certificates Offered • Three classes of amortizing debt offered, each of which will benefit from a liquidity facility covering three semiannual interest payments Waterfall • Interest on Eligible Pool Balance of the Class A and Class B Certificates is paid ahead of principal on the Class AA Certificates and interest on Eligible Pool Balance of the Class B Certificates is paid ahead of principal on the Class A Certificates Buy-Out Rights • Subordinate Certificate holders have the right to purchase all (but not less than all) of then outstanding Certificates ranking senior to such subordinated Certificates at par plus accrued and unpaid interest upon certain events during an American bankruptcy No buyout rights during the 60-day Section 1110 period Cross-Collateralization and Cross-Default • The Equipment Notes will be cross-collateralized by all aircraft • All Indentures will include cross-default provisions Collateral • Strategically core aircraft types to American’s fleet operations • Recently delivered (September 2014 through December 2015) • Weighted average age of 0.6 years1 Liquidity Facility • The Liquidity Facility for each of the Class AA Certificates, Class A Certificates, and Class B Certificates is expected to be sufficient to cover up to three consecutive semiannual interest payments with respect to such class of Certificates Key Structural Elements 1 As of January 19, 2016. 7

Overview of the Collateral Pool

Attractive Aircraft Pool 1 Lesser of the mean and median (“LMM”) of the maintenance adjusted Base Values of the aircraft as appraised by Aircraft Information Services, Inc. (AISI), BK Associates, Inc. (BK) and Morten Beyer & Agnew (mba) in December 2015. 2 Collateral cushion calculated as of first regular distribution date of July 15, 2016, which coincides with date of maximum LTV. 9 • American has obtained maintenance adjusted Base Value Desktop Appraisals from three appraisers (AISI, BK and mba) • Aggregate aircraft appraised value of approximately $1,148 million1 • Appraisals indicate collateral cushions as of the first regular distribution date of 60.5%, 42.8%, and 27.4% on the Class AA, Class A, and Class B Certificates, respectively2, which are expected to increase over time as the debt amortizes Aircraft Number Aircraft Type Manufacturer’s Serial Number Registration Number Body Type Engine Type MTOW (lbs) Month of Delivery Maintenance Adjusted Base Value ($MM) AISI BK MBA LMM1 1 A321-200 6264 N912UY Narrow V2533-A5 205,000 Sep-14 $ 49,290,000 $ 49,658,012 $ 50,600,000 $ 49,658,012 2 A321-200 6420 N916US Narrow V2533-A5 205,000 Jan-15 51,470,000 50,555,029 51,740,000 51,255,010 3 A321-200 6427 N917UY Narrow V2533-A5 205,000 Jan-15 51,470,000 50,597,325 51,740,000 51,269,108 4 A321-200 6443 N918US Narrow V2533-A5 205,000 Feb-15 51,660,000 50,607,673 51,930,000 51,399,224 5 A321-200 6490 N920US Narrow V2533-A5 205,000 Feb-15 51,830,000 50,910,179 52,120,000 51,620,060 6 A321-200 6537 N922US Narrow V2533-A5 205,000 Apr-15 52,220,000 51,643,745 52,310,000 52,057,915 7 A321-200 6543 N923US Narrow V2533-A5 205,000 Apr-15 52,260,000 51,580,003 52,310,000 52,050,001 8 A321-200 6523 N921US Narrow V2533-A5 205,000 Apr-15 52,310,000 51,434,730 52,310,000 52,018,243 9 A321-200 6625 N927UW Narrow V2533-A5 205,000 Jun-15 52,770,000 51,720,599 52,690,000 52,393,533 10 737-800 31225 N977NN Narrow CFM56-7B 158,500 Sep-15 48,270,000 46,503,477 46,500,000 46,503,477 11 737-800 31226 N978NN Narrow CFM56-7B 158,500 Sep-15 48,290,000 46,500,000 46,670,000 46,670,000 12 737-800 31228 N979NN Narrow CFM56-7B 158,500 Oct-15 50,190,000 47,000,000 46,690,000 47,000,000 13 737-800 31229 N980NN Narrow CFM56-7B 158,500 Nov-15 50,280,000 47,000,000 46,880,000 47,000,000 14 737-800 31230 N981NN Narrow CFM56-7B 158,500 Nov-15 50,280,000 47,000,000 46,880,000 47,000,000 15 737-800 31231 N982NN Narrow CFM56-7B 158,500 Dec-15 50,360,000 47,000,000 47,210,000 47,210,000 16 777-300ER 31480 N734AR Wide GE90-115 700,000 Oct-15 161,920,000 171,950,000 160,310,000 161,920,000 17 787-8 40623 N805AN Wide GEnx-1B70 502,500 Apr-15 119,190,000 120,169,147 115,620,000 118,326,382 18 787-8 40628 N810AN Wide GEnx-1B70 502,500 Sep-15 125,490,000 123,950,000 117,820,000 122,420,000

Assumed Total 18 Aircraft $1,169,550,000 $1,155,779,918 $1,142,330,000 $1,147,770,965

By Aircraft Type (% of base value)1 By Delivery Date: 0.6 Years Average Age1,2 By Body Type (% of base value)1 Young and Diversified Portfolio 1 By LMM Base Value. 2 As of January 19, 2016. 10 Narrowbody 65% Widebody 35% A321-200 40% 737-800 25% 787-8 21% 777-300ER 14% 4.3% 8.9% 9.0% 13.6% 4.6% 10.3% 10.7% 8.1% 4.1% 8.2% 4.1% 14.1% 0.0% 5.0% 10.0% 15.0% 20.0% 25.0% Sep-14 Oct-14 Nov-14 Dec-14 Jan-15 Feb-15 Mar-15 Apr-15 May-15 Jun-15 Jul-15 Aug-15 Sep-15 Oct-15 Nov-15 Dec-15 A321-200 787-8 737-800 777-300ER

Collateral Aircraft Assessment Source: Ascend, American, Boeing and Airbus as of Q4 2015. • Over 1,500 ordered; delivery slots almost filled before production of the New Engine Option (neo) replaces it • Healthy current fleet (1000+), 80+ operators • Lower seat-mile costs than 150-seaters; provides more capacity at slot-constrained airports • Market moving up to 180+ seats, upsizing continues to grow A321 orders • Importance to American: • 219 currently in American’s fleet/on order • Best-selling widebody variant to date – approximately 800 ordered, with approximately 24% still on backlog • Popular in all regions, especially Asia-Pacific and Middle East • Has become a core long-haul type worldwide with two engines versus four, better cargo capacity and standard seating comparable to the 747-400 • Importance to American: • 20 currently in American’s fleet/on order A321-200 737-800 777-300ER 11 787-8 • Most liquid narrowbody to-date; more than 3,600 in service and 1,100 on order • 150+ operators – mix of mainline, charter, and low-cost carriers (LCCs); a favorite with the leasing community • Good regional distribution with Asia-Pacific, Europe and North America having 35%, 30% and 17% of the fleet distribution, respectively • Importance to American: • 304 currently in American’s fleet/on order • Approximately 450 ordered with 280 deliveries to date • Suitable replacement for the more than 1,200 - A300, A310, B767, and A330-200 aircraft in existing airline fleets • Brings the long range capability and low seat-mile costs of larger aircraft to the small twin-aisle market • Importance to American: • 20 currently in American’s fleet/on order

American has one of the most modern and fuel-efficient fleets in the industry The Selected Aircraft Play an Integral Role in American’s Fleeting Objectives Source: American order book as of September 30, 2015. 2016 2017 2018 2019 2020 & Beyond Total A320 Family 25 20 45 A320 NEO Family 25 75 100 A350 XWB 6 10 6 22 737 Family 20 20 40 737 Max Family 3 17 20 60 100 777 Family 2 2 787 Family 8 13 8 29 Total 55 62 35 51 135 338 12 American Airlines Mainline Order Book:

Airbus A321-200 Source: Ascend Market Commentary and Airbus as of Q4 2015. 13 The Airbus A321 has wide market appeal A321 Top 5 Operators & Lessors (In Service / On Order) A321 Key Characteristics Firm Orders 1,500+ # Delivered ~1,150 # Backlog 350+ # In Service 1,115 # of Customers 37 # of Current Operators 88 Operators # of Aircraft % 1 American Airlines 219 14.5% 2 China Southern Airlines 79 5.2% 3 Turkish Airlines (THY) 68 4.5% 4 Lufthansa 64 4.2% 5 Air China 52 3.4% Total 1,515 100.0% Lessors # of Aircraft % 1 AerCap 112 7.4% 2 GECAS 46 3.0% 3 CIT Aerospace 39 2.6% 4 BOC Aviation 34 2.2% 5 Aviation Capital Group 31 2.0% Total 1,515 100.0% The A321-200 continues to be an increasingly popular type in the 180 to 220 seater category Benefits from airlines up-gauging as it has lower seat-mile costs than 150-seaters; provides more capacity at slot-constrained airports Increasingly used as a 757 replacement with 230-seat option available

Airbus A321-200 Source: Airbus 14 The Airbus A321 is the best-selling aircraft in its class A321 A321 Demand Distribution by Fleet and Operator • The A321 is the best-selling aircraft in its class with 1,500+ net orders and 1,150+ deliveries • Accounts for 21% of A320 Family Sales as of Oct-15 and 30% of total Airbus deliveries in 2015 • Clear trend for more A321 demand with A321 making up 18%, 31%, 38% and 44% of the deliveries within the A320 Family in 2012, 2014, 2015 and 2016, respectively • Large single-aisle aircraft with deep and well established base of 88 operators

Airbus A321-200 Range Map (from DFW) Source: American, Airbus as of August 2015. 15

• Order backlog of 1,100 demonstrates that this remains the most popular Next Generation (“NG”) variant • Very active leasing market with over 53% of the fleet on operating lease • Continued product improvements, such as longer maintenance intervals, new space-saving lavatories in 2014 and Scimitar winglets support long-term demand • Expected to remain the most liquid narrowbody well into the future due to the size of the current fleet, backlog, and its success with both lessors and a broad range of operators Boeing 737-800 Source: Ascend Market Commentary and Boeing as of Q4 2015. 16 The 737-800 has wide market appeal Top 5 Operators & Lessors (In Service / On Order) Key Characteristics Firm Orders ~4,715 # Delivered 3,800+ # Backlog ~1,100 # In Service 3,600+ # of Customers 70+ # of Current Operators 150+ Operators # of Aircraft % 1 Ryanair 482 10.2% 2 American Airlines 304 6.4% 3 Southwest Airlines 136 2.9% 4 United Airlines 130 2.8% 5 China Southern Airlines 129 2.7% Total 4,715 100.0% Lessors # of Aircraft % 1 GECAS 333 7.1% 2 AerCap 275 5.8% 3 SMBC AC 175 3.7% 4 BBAM 139 2.9% 5 Air Lease Corporation 107 2.3% Total 4,715 100.0%

• Today, the 737-800 is the workhorse of the American fleet, accounting for over 30% of domestic ASMs In the combined American network, the 737-800 accounts for more domestic ASMs than the MD-80 and regional fleet combined • Over the last decade, the 737-800 has replaced the MD-80 as the backbone of the American fleet • The 737-800 operates out of every legacy American hub to most major spokes and also accounts for a significant portion of hub-to-hub flying In addition, the fleet type is used for missions to Central America, the Caribbean, and the northern rim of South America Boeing 737-800 17 737-800 Scheduled Deployment Change in Fleet Size of the 737-800 NGs1 152 169 195 226 246 264 284 304 304 2010 2011 2012 2013 2014 2015 2016 2017 2018 Source: American 1 Data shown for 2016, 2017 and 2018 are projections.

Boeing 777-300ER & Boeing 787-8

- The Boeing 777-300ER is the bestselling wide-body variant to date; none in storage and no immediate availability
  - The 777-300ER has become a core long-haul type worldwide; lessor and financier favorite, a regular in recent aircraft securitizations
- The Boeing 787 delivers up to 20% better fuel burn than the Boeing 767 variant; enables American to serve city pairs previously not accessible with 767-300ER aircraft

777-300ER Top 5 Operators & Lessors (In Service / On Order)

	Operators	# of Aircraft	%
1	Emirates Airline	152	19.4%
2	Cathay Pacific	53	6.8%
3	Air France	41	5.2%
4	Qatar Airways	34	4.3%
5	Turkish Airlines	32	4.1%
	Total	782	100.0%

	Lessors	# of Aircraft	%
1	GECAS	38	4.9%
2	Air Lease Corporation	27	3.5%
3	AerCap	27	3.5%
4	BBAM	24	3.1%
5	BOC Aviation	16	2.0%
	Total	782	100.0%

787 Top 5 Operators & Lessors (In Service / On Order)

	Operators	# of Aircraft	%
1	All Nippon Airways	83	7.6%
2	Etihad Airways	71	6.5%
3	United Airlines	55	5.0%
4	Japan Airlines	45	4.1%
5	American Airlines	42	3.8%
	Total	1,097	100.0%

	Lessors	# of Aircraft	%
1	AerCap	77	7.0%
2	Air Lease Corporation	49	4.5%
3	CIT Aerospace	20	1.8%
4	BBAM	13	1.2%
5	GECAS	12	1.1%
	Total	1,097	100.0%

777-300ER Key Characteristics

Firm Orders	782
# Delivered	594
# Backlog	188
# In Service	594
# of Customers	28
# of Current Operators	36

787 Key Characteristics

Firm Orders	1,097
# Delivered	319
# Backlog	760+
# In Service	318
# of Customers	57
# of Current Operators	34

Source: Ascend Market Commentary and Boeing as of Q4 2015.

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Range of Boeing 737-800, 787-8 and 777-300ER Aircraft Source: Boeing 1 777-300ER and 787-8 have similar range. 19 777-300ER1 351,530-kg (700,000-lb) MTOW 386 three-class passengers 787-81 227,930-kg (502,500-lb) MTOW 242 three-class passengers 737-800 70,010-kg (158,500-lb) MTOW 162 three-class passengers

American Airlines Group Corporate Update

2015 Third Quarter Highlights for American Airlines Group1 1The Certificates and the Equipment Notes will be obligations of American and will not be obligations of the Company. 2Profit and pre-tax margin exclude special items. Please refer to the Company’s reconciliation of GAAP to Non-GAAP financial information below. 21 • Another record quarter for American Airlines Group - Record profit of $1.9 billion2 – the highest quarterly profit in Company history - Record pre-tax margin of 17.7 percent2 • Integration going very well - Completed passenger service system cutover with no operational or customer disruption - Opened Robert W. Baker Integrated Operations Center - Reached tentative agreement with Customer Service/Reservations Agents • Investing in our product - 16 new mainline aircraft, including five new 787 Dreamliners; retired 36 mainline aircraft - 15 new regional aircraft, retired/parked nine regional aircraft • Returning value to our shareholders - Repurchased $1.56 billion of common stock - Paid $67 million in quarterly dividends - Announced new $2.0 billion share repurchase authorization

Q3 and YTD Pre-Tax Margin Source: Company reports. Excludes net special items. Please refer to the Company’s reconciliation of GAAP to Non-GAAP financial information below. 22 10.5 7.3 6.7 6.6 6.4 5.0 3Q15 YOY Pre-tax Margin (ex special items) (pts) 29.2% 19.7% 19.3% 19.1% 17.7% 16.6% 3Q15 Pre-tax Margin (ex special items) 24.9% 19.2% 16.5% 16.0% 14.2% 12.3% 3Q15 YTD Pre-tax Margin (ex special items) 11.0 7.9 7.3 7.2 6.5 2.7 3Q15 YTD YOY Pre-tax Margin (ex special items) (pts) American’s third quarter pretax margin of 17.7 percent improved by 6.7 points year over year (“YOY”)

Earnings Growth Driven By Lower Fuel Expense Source: Bloomberg, Company reports 1Pre-tax earnings exclude special items. Please refer to the Company’s reconciliation of GAAP to Non-GAAP financial information below. 23 The Company has derived significant benefit from its non-hedging strategy - 3Q Pre-tax earnings improved $673 million1 YOY - 3Q Fuel expense declined $1.5 billion YOY $- $20 $40 $60 $80 $100 $120 Brent Crude Oil ($/bbl) $1.67 $1.80 $1.82 $1.85 $1.97 $2.20 3Q Economic Fuel Price ($/gal)

The Company had $11.4 billion1 in available liquidity, or 27.4% of last 12 months’ revenues, at the end of the third quarter Total Relative Liquidity Position Source: Company reports. 1. Includes approximately $609m held in Venezuelan bolivars. Please refer to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2015 for more information. 2. Data includes total balance sheet cash (including restricted cash) as of September 30, 2015, plus available undrawn revolver capacity at that date. 24 27.4% 27.1% 22.8% 21.2% 18.8% 13.7% 3Q 15 Relative Liquidity2

Uses of Cash Source: American 25 Our cash position will allow us to Integrate the airline Invest in our operation and our product Pay down debt that is more expensive than our current cost of debt Return capital to shareholders

Integration Update Source: American 26 Achieved a successful passenger service system cutover - Day 1 performance metrics exceeded those of other recent airline mergers Opened the Company’s new state-of-the-art Robert W. Baker Integrated Operations Center Reached a tentative agreement with the Communications Workers of America and International Brotherhood of Teamsters (CWA-IBT) for a new joint collective bargaining agreement applicable to passenger service employees Introduced bag tracking technology, allowing customers to track baggage in real time

Investing In Our Operation Source: American 27 Operational mindset - focus on: - On-time departures - Improving baggage handling performance - Minimizing number of aircraft out of service Increased recruitment - Over 200 new employees in planning, supply chain and quality control - Over 300 new employees in line maintenance - Additional mechanics in base maintenance - Over 1,000 new reservations employees Capital expenditures - Investment in new ground support equipment - Investment in new bag handling technology

American Performance Showing Improvement Source: American 1Mishandled Baggage Rate (“MBR”) is through August 2015. 28 61.3 65.1 66.4 50 60 70 1Q 2Q 3Q Percent 2015 On-Time Departures 75.9 79.4 81.9 65 75 85 1Q 2Q 3Q Percent 2015 On-Time Arrivals 96.4 98.9 99.3 90 95 100 1Q 2Q 3Q Percent 2015 Completion Factor 4.64 3.95 3.80 1.00 3.00 5.00 1Q 2Q 3Q MBR Per 1,000 Passengers 2015 Mishandled Baggage1

Announced $2.0 billion in additional customer experience improvements Aircraft retrofits - Fully lie-flat seats on the entire long-haul, international fleet - International Wi-Fi - AC power outlets and USB power in all cabins on new and retrofitted aircraft - Enhanced in-seat entertainment - Main Cabin Extra seating Airports - Improved and updated kiosks - Admirals Club refurbishment program - Cadillac ramp service Investing In Our Product Source: American 29

14.0 yrs 9.6 yrs 16.8 yrs 16.3 yrs 13.3 yrs 14.9 yrs 10.4 yrs 12.1 yrs 8 13 18 2012 2013 2014 2015E 2016E 2017E Years Average Fleet Age Building one of the youngest and most fuel-efficient fleets Fleet Replacement Plan Source: SEC Form 10-K and Ascend Fleets data base; projected data based on internal Industry fleet plan outlook estimates. 30

Paying Down Debt Source: American Note: Items may not calculate due to rounding. 31 American Airlines Group has paid down approximately $3.6 billion in high-cost debt since the merger closed in December 2013

Appendix

Reconciliation of GAAP Financial Information to Non-GAAP Financial Information Source: American Note: For additional detail regarding special items, see the Company’s SEC Form 10-Q for the period ended September 30, 2015. 1The Certificates and the Equipment Notes will be obligations of American and will not be obligations of the Company. 33 American Airlines Group, Inc.1 Reconciliation of Income Before Income Taxes Excluding Percent Change Percent Change Special Items 2015 2014 2015 2014 Income before income taxes as reported $ 1 ,709 $ 9 49 $ 4 ,371 $ 2 ,645 Special items: Special items, net 1 63 2 21 6 10 3 35 Regional operating special items, net 2 2 2 0 7 Nonoperating special items, net 2 1 5 0 2 1 01 Income before income taxes excluding special items $ 1 ,895 $ 1 ,222 55% $ 5 ,003 $ 3 ,088 62% Calculation of Pre-Tax Margin Excluding Special Items Income before income taxes excluding special items $ 1,895 $ 1,222 $ 5,003 $ 3,088 Total operating revenues $ 10,706 $ 11,139 $ 31,360 $ 32,490 Pre-tax margin excluding special items 17.7% 11.0% 16.0% 9.5% Reconciliation of Net Income Excluding Special Items Net income as reported $ 1 ,693 $ 9 42 $ 4 ,329 $ 2 ,285 Special items: Special items, net 1 63 2 21 6 10 3 35 Regional operating special items, net 2 2 2 0 7 Nonoperating special items, net 2 1 5 0 2 1 01 Non-cash income tax provision 6 8 2 2 3 52 Net income excluding special items $ 1 ,885 $ 1 ,223 54% $ 4 ,983 $ 3 ,080 62% 3 Months Ended September 30, 9 Months Ended September 30, (In millions) (In millions)